ISSUER FREE WRITING PROSPECTUS
Filed pursuant to Rule 433
Registration Statement No. 333-168461
Dated August 2, 2011

August 2, 2011

Oilsands Quest Shareholder Rights Offering:
Advancing Exploration and Development

The information below provides background for shareholders on Oilsands Quest’s rights offering. A package of information including the rights certificate, prospectus and details on how to participate was mailed to shareholders on or about August 1, 2011. The rights offering is currently expected to close on August 15, 2011.

Our recent strategic alternatives review involved meetings with a number of potential strategic and financial investors/partners and confirmed a number of important points:

•	Investors want more certainty regarding Axe Lake and Wallace Creek.

•	They want to know that the reservoirs can be developed and produced economically using existing SAGD technology.

•	Additional exploration, including seismic and drilling, is required to further delineate the resource potential at Wallace Creek.

Our strategic alternatives process conducted over the last year showed that potential partners appreciate the significant opportunities of our asset base.  However, potential partners have also indicated that any commitment to strategic financing, asset acquisitions, or other business combinations would only occur after the above points have been addressed.

What we heard is what others with pre-production oil sands assets have experienced over the years. Major investment tends to happen once the assets are proven and tested and, in some cases, even have regulatory approval for development. That means we need to move forward on our own.  The option we have chosen to finance this exploration and development is a rights offering.

By launching a rights offering, we are continuing the development of our existing assets and providing our existing investors the opportunity to participate at their current ownership levels in the value that we hope to achieve by fully delineating and pilot testing our project opportunities at Axe Lake and Wallace Creek.

Since announcing our intention to raise funds through a rights offering, we have received positive responses from our shareholders, many of whom have expressed interest in participating. We also continue to have discussions with our larger shareholders to secure their commitment to participate in and even backstop the rights offering.

We strongly believe in the opportunity presented in our assets for adding significant value.  Oilsands Quest was a pioneer in exploring and initiating potential development at the eastern edge of the oil sands basin. Today the activity and accompanying infrastructure in the basin is moving in our direction as exploration activity has increased on lands close or adjacent to ours.

To develop the ultimate production potential of 100,000 barrels of bitumen per day from Oilsands Quest’s core assets, the most pressing hurdle currently facing us is the capital to get the job done. Like our investors who have stayed the course with us, we are intent on realizing the opportunity of our assets with great potential value still to be realized.

FUNDING REQUIREMENTS

The funds from a fully subscribed rights offering, combined with the working capital available at April 30, 2011, would be used to fund the SAGD pilot at Axe Lake, additional exploration at Wallace Creek, the Axe Lake core-hole re-abandonment program and for general corporate purposes. The projects undertaken will be determined by the amount of funds raised during the offering.

Axe Lake

Immediately following the closing of the rights offering, we would expect to launch the SAGD pilot by drilling horizontal and observation wells and then completing construction of the fluid handling facilities.

Test Site 1 – SAGD Test Plan
S
5 meters
3 meters
Proposed Horizontal Test Wells
Proposed Observation Wells

The pilot test would commence with water circulation and initial heating of the horizontal well pairs in March and April of 2012, with steam injection beginning in late spring. We would then expect to continue steam containment testing and fluid production until late summer or early fall, 2012.

Wallace Creek

At Wallace Creek, we plan to carry out a 116 km seismic program during the winter season of 2011/2012.

The information from the seismic would provide the basis for determining the future drilling locations for the 2012/2013 drilling season.

Additionally, the seismic program would qualify an additional nine sections of land, bringing the total land available to 23 sections, to convert to a lease in the western permit.

The projects actually undertaken will be determined by the amount of funds raised during the offering.

TERMS OF THE RIGHTS OFFERING

Advantages to shareholders of adding to their existing share position through the rights offering include:

-	Pricing at a 40% discount to current market price at the date the amount and price of the offering was announced;

-	Ability to increase share position without brokerage fees, as underlying common shares are issued directly by the company;

-	Shareholder entitlement, on a pro rata basis, to purchase additional common shares not subscribed for on or before the expiration date; and

-	Ability to trade rights during the offering period.

Terms of the rights offering are:

-	Up to $60 million of shares of common stock

-	Rights will be exerciseable at $0.20 per share until August 15, 2011

-	Details of subscription

➢	Issue .816 rights for each common or exchangeable share held on the Record Date of July 28, 2011

➢	Each right entitles holder to purchase one common share of the company for $0.20 per share

➢	Rights will trade on the NYSE Amex until August 12, 2011

We have filed a prospectus supplement for the rights offering with the U.S. Securities and Exchange Commission. Shareholders should review the Company’s most recent Form 10-K Annual Report and discuss the suitability of OQI’s rights offering with their investment advisors.

About Oilsands Quest Inc.

Oilsands Quest Inc. (NYSE Amex: BQI) (www.oilsandsquest.com) is exploring and developing oil sands permits and licences, located in Saskatchewan and Alberta. On July 15, 2011, the Company announced that it had converted portions of its Axe Lake permits to 15 year leases, which are the first oilsands leases in Saskatchewan.

For More Information

Investor Relations
Email: ir@oilsandsquest.com
Investor Line: 1-877-718-8941

Forward-looking statements

This document includes certain statements that may be deemed to be “forward-looking statements.” All statements, other than statements of historical facts, included in this document that address activities, events or developments that our management expects, believes or anticipates will or may occur in the future are forward-looking statements. Such forward-looking statements include discussion of such matters as:

•           the Company’s plans to raise additional capital;
•           implementation of the Company’s business plan;
•           the amount and nature of development and exploration expenditures;
•           the timing of exploration and development activities;
•           potential reservoir recovery optimization processes; and
•           business strategies and development of our business plan and drilling programs.

Forward-looking statements are statements other than relating to historical fact and are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “prospective” and other similar words or statements that certain events or conditions “may” “will” or “could” occur. Forward-looking statements such as references to Oilsands Quest’s drilling program, geophysical programs, reservoir field testing and analysis program, preliminary engineering and economic assessment program for a first commercial project, and the timing of such programs are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to the ability to raise additional capital, risks associated with the Company’s ability to implement its business plan, risks inherent in the oil sands industry, regulatory and economic risks, land tenure risks, lack of infrastructure in the region in which the company’s resources are located and risks associated with the Company’s ability to implement its business plan.  The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements.